SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of  March, 2006

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

1Q06 and 2006 Guidance (USGAAP)

São Paulo, March 24, 2006 – Votorantim Celulose e Papel – VCP (BOVESPA: VCPA4 e NYSE: VCP) initiates disclosure of the main projections which will guide future quarterly and annual results in USGAAP. It should be emphasized, however, that the forecasts contained herein may differ entirely from reality due to macroeconomic conditions, market risks and other factors. This material is not intended to be the sole basis for assessing VCP’s performance, nor is it intended to contain all the information necessary for such an assessment. It does, however, reinforce the Company’s strong commitment to transparency and the cementing of close investor relations. This report has assumed an average exchange rate of R$2.20/US$ for the first quarter of 2006, 2% down over the previous three months and 17% down year-on-year.

1Q06 Performance Guidance (vs. 1Q05 and 4Q05) and 2006 (vs. 2005)

USGAAP	1Q06 vs. 1Q05	1Q06 vs. 4Q05	2006 vs. 2005	Remarks

Pulp Business

The first quarter of 2006 reflected the improvement in the international pulp and paper market fueled by continuing capacity closures and adjustments and prices moved up, even in a period traditionally weakened by the northern-hemisphere winter. In February, global pulp inventories (1) were sufficient for 34 days, in line with the same period of the previous year.

Also in February, the list price for eucalyptus pulp increased by US$20/ton in all regions to US$620/ton (Europe), US$655/ton (USA) and US$560/tonne (Asia) and remained firm throughout March. In dollars, average first-quarter prices were 9% higher than 1Q05 (albeit recording a slide in R$) and 3% up quarter-on-quarter (flat in R$).

For 2006, we expect similar international eucalyptus pulp prices to 2005 levels in dollars (US$580- 590/ton CIF Europe). They should increase in the first half (thanks to higher demand, few capacity additions and the continued closure of cost-prohibitive plants), before falling back in the second, due to the start-up of around 1.5 million tons (annualized) in expansion projects by CMPC (Santa Fé, Chile) and Arauco (Nueva Aldea, Chile).

However, there is a growing risk that our 2006 price forecast will be exceeded, given the acceleration of industry restructuring and potential delays in capacity expansion projects.

We expect to close the 1Q06 with total pulp sales of around 225,000 tons, 9% up year-on-year and in line with the previous quarter.

For 2006 as a whole, we expect sales of 915,000 tons, 6% more than in 2005, reflecting initial volume from the 150,000 ton p.a. debottlenecking project in the Jacareí mill. In 2007 we expect to reach 1 million ton mark. It is important to note that these figures do not consider VCP’s stakes in Ripasa and Aracruz.

Market scenario

Sales Volume

VCP’s average prices in US$

VCP’s average prices in R$

(1) Source: PPPC - Pulp and Paper Products Council – www.pppc.org

Paper Business	1Q06 vs. 1Q05	1Q06 vs. 4Q05	2006 vs. 2005	Remarks (cont’d)

The domestic market in the first quarter of 2006 should record a year-on-year improvement, despite being a seasonally poor period, also thanks to the incipient beneficial effects from October’s elections. VCP’s quarterly paper sales should reach approximately 150,000 tons, accompanied by a slight improvement in the domestic market mix.

In quarter-over-quarter terms, prices remained flat throughout, both on the domestic (in R$) and international (US$) markets. The slightly healthier added-value mix reflects VCP’s strategic flexibility in profitably adapting its product and market mix to prevailing macro and microeconomic conditions. The improvement should also offset the effect of the further appreciation of the Real on exports.

The international paper market showed signs of a year-on-year recovery throughout the quarter and there were several announcements of price increases, which should have a bigger impact on our second-quarter exports.

For 2006, we expect a substantial improvement in our paper business, with total sales volume of 640,000 tons (+2% YoY), an increase in the domestic market’s share of total sales over the 68% ratio posted in 2005, and potential price adjustments in line with inflation as a result of the four factors listed below:

1 – Continuous fall in interest rates, resulting in higher levels of economic activity, to which sales of VCP’s special papers are more closely correlated.

2 – Increased government investments in educational books, a segment which is an important market for VCP’s uncoated paper.

3 – The World Cup, with the potential surge in advertising and promotions, should boost coated paper sales.

4- Recovery of our clients’ competitiveness in notebook exports thanks to the anti-dumping measures imposed by the USA at the end of 2005 on notebooks imported from China.

Domestic Market Scenario

International Markets

Sales Volume

VCP’s net paper price US$/tonne

VCP’s net paper price R$/tonne

Operations	1Q06 vs. 1Q05	1Q06 vs. 4Q05	2006 vs. 2005

Costs and Operating Expenses

First-quarter production costs and operating expenses should already be reflecting VCP’s internal efforts to reduce the negative effects of the upturn in the Real. Gross margins should be above 4Q05 levels, while operating expenses should be below the 4Q05.

The efforts to cut costs should offset the seasonally weaker volumes and the negative effect of the higher Real on exports. As a result, we expect the EBITDA margin to record an increase over the 4Q05, although it should still be a bit narrower than in the 1Q05, when the average exchange rate was R$2.66/US$.

EBITDA

For 2006, we expect an improvement in operating margins when compared to the 4Q05, assuming the exchange rate levels off at current levels, as a result of the better domestic market paper mix, higher pulp sales volume and the reduction in fixed and variable costs. However, it is worth mentioning that changes in the macroeconomic and market conditions assumed in this report may alter the expected results substantially.

Capex

Capex	-	-		WE expect 2006 capex of US$225 million, versus US$247 million in 2005. Our sustaining capex is approximately US$120 million p.a.

Quotation:	Investor Relations
VCPA4=R$31.31	Valdir Roque
ADR VCP =US$ 14.57	CFO and Investor Relations Officer
March 23, 2006	Alfredo F. Villares
Number of shares:	Investor Relations Manager
191,613,498	Andrea Kannebley
Market Value:	Isabela C. Carlos
R$ 6.1 billion	Phone: (55 11) 3269-4168 /4287/4261 | Fax: (55 11) 3269-4066
US$ 2.8 billion	ir@vcp.com.br
www.vcp.com.br

VCP’S Mission

To be a benchmark in the pulp and paper industry, creating opportunities and competitive differentials, generating sustained value for the shareholders, in line with Votorantim’s Management Integrated System.

VCP’s Aim
• To reach a worldwide leading position in the short-fiber pulp market;
• To participate in the global reprographic paper market as a regional leader;
• To maintain the regional leadership in coated and special papers.

VCP’s Goal for 2020
To reach sales equivalent to US$4 billion, with adequate returns in relation to the cost of capital.

VCP’s Integrated Management Policy

VCP, a pulp and paper manufacturer and distributor, identifies and manages its business risks and its impact on the environment, society, the health and safety of its workers and the quality of its products and services, based on the following resolutions:

• To be ethical and respect people, to be open to dialogue and to comply with the law, rules and commitments made;

• To unfold the defined strategic guidelines, in a balanced way, taking into account the needs and expectations of customers, suppliers, workers, society, governments, shareholders and other stakeholders;

• To build long-lasting relationships with selected customers, through the differentiated offer of products, services and business skills, with perceived value.

• To ensure the strength and sustainability of the business, by fully commanding its processes, and preventing and reducing risks related to the business, pollution, social impact, and health and safety;

• To be entrepreneurial and innovative, promoting the continuing improvement of the management model and of the processes, products and services;
• To ensure the excellence of its practices and results by training and valuing its workers, uniting internal and external efforts, and exercising leadership in a responsible way.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to the growth prospects of VCP. These are merely projections and, as such, are based exclusively on the expectations of VCP’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in VCP’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)
Date: 03/24/2006

	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer